                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                                XOX CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $.025 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  98412Y 10 1
                                 (CUSIP Number)


                                                    Neil I. Sell, Esq.
        Steven B. Liefschultz               Maslon Edelman Borman & Brand, LLP
        7630 West 78th Street                       3300 Norwest Center
     Bloomington, Minnesota 55439               Minneapolis, Minnesota 55402
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                               Neil I. Sell, Esq.
                       Maslon Edelman Borman & Brand, LLP
                              3300 Norwest Center
                          Minneapolis, Minnesota 55402

                                AUGUST 11, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)





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                                 SCHEDULE 13D


CUSIP NO.   98412Y 10 1                          PAGE  2   OF   6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       STEVEN B. LIEFSCHULTZ

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

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3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            178,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH:            0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        178,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         178,000 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D dated September 19, 1997 (the "Schedule 13D") relates to the Common Stock, $.025 par value per share (the "Common Stock"), of XOX Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1450 Energy Park Drive, Suite 120, St. Paul, MN 55108.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed by Steven B. Liefschultz (the "Filing Person"), an individual residing in the State of Minnesota. The Filing Person is making this filing because he is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

     (b) The principal office of Mr. Liefschultz is 7830 West 78th Street, Bloomington, Minnesota 55439.

     (c) Mr. Liefschultz is the Chairman and Chief Executive Officer of The Remada Company, which is located at the address listed in (b) above.

     (d)-(e) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Filing Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the purchases identified in response to
Item 5(c) was $412,109.46. All such purchases were paid for with personal funds. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Filing Person purchased the Securities reported herein as an investment. Although the Filing Person has a present intention to purchase additional securities from time to time, depending upon market conditions and his evaluation of the Issuer's business and prospects, he may alternatively determine to decrease or dispose of his investment in securities of the Issuer, whether now owned or hereafter acquired, in privately negotiated or open market transactions, on such terms and at such times as the Filing Person considers desirable. In making any such determination, the



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Filing Person will take into consideration other available business opportunities, general economic conditions, monetary and stock market conditions, and future developments affecting the Issuer.

     The Filing Person has not formed any specific intentions regarding:

           (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

           (ii) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

           (iii) Any change in the present Board of Directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

           (iv) Any material change in the present capitalization or dividend policy of the Issuer;

           (v) Any other material change in the Issuer's business or corporate structure;

           (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

           (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

           (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

           (ix)    Any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 120,000 shares of the outstanding Common Stock of the Issuer, as well as 29,000 Units, each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. Because such warrants are currently exercisable, the Reporting Person is deemed to own the shares of Common Stock underlying such warrants. Thus, for purposes of this Schedule 13D, the Reporting Person is deemed to beneficially own 178,000 shares of the Issuer's Common Stock, representing approximately 6.0% of the Common Stock (based upon 2,952,931 shares outstanding on August 12, 1997).

     (b) The Reporting Person has sole voting and dispositive power with respect to a total of 178,000 shares.



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     (c) Listed below are all transactions effected in the Issuer's Common
Stock by the Reporting Person:



             Nature of   Number of   Number      Price per    Total Pur-
Trade Date  Transaction    Units    of Shares  Share or Unit  chase Price
---------------------------------------------------------------------------
 9/16/96        Buy         10,000    --         $7.00/unit   $ 70,000.00
 2/10/97        Buy          4,000    --          5.11/unit     20,443.50
 2/11/97        Buy            700    --          5.02/unit      3,510.50
 2/12/97        Buy          1,300    --          5.13/unit      6,672.50
 2/14/97        Buy          2,000    --          5.12/unit     10,243.50
 2/14/97        Buy          1,000    --          5.27/unit      5,268.50
 2/27/97        Buy            900    --          5.01/unit      4,512.50
 2/28/97        Buy            700    --          5.40/unit      3,783.50
 3/11/97        Buy          1,400    --          5.14/unit      7,199.50
 3/24/97        Buy          --       1,500       3.61/share     5,418.46
 5/15/97        Buy          --       3,100       2.48/share     7,692.00
 5/21/97        Buy          --      70,400       1.81/share   127,604.00
 6/23/97        Buy          --         300       1.87/share       562.00
 7/11/97        Buy          --       1,700       1.95/share     3,319.00
 8/11/97        Buy          --      33,600       2.58/share    86,692.00
 8/12/97        Buy          1,200    --          3.11/unit      3,736.00
 8/15/97        Buy          2,800    --          3.09/unit      8,656.00
 9/09/97        Buy          --       2,000       3.09/share     6,184.00
 9/09/97        Buy          --         600       2.86/share     1,714.00
 9/11/97        Buy          --       5,000       2.95/share    14,754.00
 9/11/97        Buy          1,000    --          3.10/unit      3,104.00
 9/11/97        Buy          2,000    --          2.96/unit      5,924.00
 9/12/97        Buy          --       1,800       2.84/share     5,116.00

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Filing Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 19, 1997


                                       By   /s/ Steven B. Liefschultz
                                            -------------------------
                                            Steven B. Liefschultz













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